April 25, 2013

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E., Mail Stop 3720

Washington,	D.C. 20549

Attention:	Larry Spirgel, Assistant Director
Dean Suehiro, Senior Staff Accountant
Robert Shapiro, Staff Accountant
Jonathan Groff, Attorney-Advisor

Re:	Equinix, Inc.
Form 10-K for Fiscal Year Ended December 31, 2012
Filed February 26, 2013
File No. 000-31293

Gentlemen:

On behalf of Equinix, Inc. (“Equinix” or the “Company”), this letter responds to the comments set forth in your letter dated April 18, 2013. For your convenience, we have repeated the comments in your letter.

Form 10-K for Fiscal Year Ended December 31, 2012

Financial Statements and Supplementary Data

Note 16. Segment Information, page F-73

1.	We note that you have IBX data centers that operate in 31 discrete markets in countries that appear to have different market risks, profiles, and economic characteristics. Please provide us with your analysis of how you determined your reportable segments including your operating segments. In addition, tell us how you met the aggregation criteria under ASC 280-10-50-11 and determined you have only three reportable segments. We note that your measure of profit and loss is adjusted EBITDA.

Securities and Exchange Commission

April 25, 2013

RESPONSE TO COMMENT 1:

The Company respectfully submits that since its inception in 1998, it has focused on one line of business, specifically the design, build-out and operation of network neutral IBX data centers (often referred to as the “colocation” market). While the Company’s footprint of IBX data centers has grown over the years, including through expansion into the Asia-Pacific region in 2002 and 2012; Europe in 2007, 2008 and 2012; Canada in 2010; Brazil in 2011 and various U.S. expansion projects over the years, the Company has continued to maintain its focus on this single line of business. The Company currently operates 90+ IBX data centers in 31 strategic markets in 15 different countries, which are grouped into three geographic regions consisting of the Americas, Europe/Middle East/Africa (EMEA) and Asia-Pacific.

The Company’s Chief Operating Decision Maker (“CODM”) consists of the Company’s CEO and a small group of the Company’s most senior executive officers (namely the CFO and Executive Chairman of the Board). The financial results that this group regularly reviews consist of the Company’s consolidated worldwide results and the results of its Americas, EMEA and Asia-Pacific regions. The CODM uses such financial information to assess performance of these three regions (their review is focused primarily on revenue, adjusted EBITDA and capital expenditures) and to make decisions about resources to be allocated to each region. This is evident in the presentations reviewed by the Company’s CODM, as well as being consistent with how the Company presents information to both the Board of Directors and to the investment community. They do not generally review financial information below this level1 (e.g. by individual country, metro or IBX data center). Within the materials that the CODM reviews, while there is certain information presented by country or metro (primarily bookings and revenue information), this is only to provide more granularity in top-line revenue performance of a region (which, in addition to location, may be presented by product, customer or vertical) and does not generally extend to the Company’s measure of profit or loss or capital expenditures.

Each region is run by a President, who would be considered a segment manager under ASC 280-10-50-7. The three regional Presidents report directly to the CEO and each of them is directly accountable for the performance of their respective region. Each regional President is responsible for developing the annual budget and forecasts for their respective region as a whole. A component of each regional President’s individual performance evaluation is based on the performance of their respective region.

[1]	Business acquisitions, such as the Company’s acquisitions of Asia Tone and ancotel in July 2012, generally take time to be integrated into the Company. Therefore, the results of acquired businesses may be separately stated and analyzed for a period of time. Separately stating the results of acquired businesses also provides comparability between reporting periods and allows assessment of a region’s organic growth. The results of acquired businesses will generally cease to be separately stated within four quarters after the acquisition date.

Securities and Exchange Commission

April 25, 2013

Accordingly, under the definition of an operating segment of ASC 280, the Company has three operating segments consisting of its three geographic regions of the Americas, EMEA and Asia-Pacific as this is how the Company’s CODM reviews and analyzes the Company.

The Company notes that for FY 2011 and FY 2012, its three operating segments contributed the following to consolidated revenues (in thousands):

	FY 2011		FY 2012
Operating Segment	Revenue	%	Revenue	%
Americas	$995,715	63%	$1,160,474	61%
EMEA	358,222	23%	433,450	23%
Asia-Pacific	215,847	14%	301,820	16%

Total	$1,569,784	100%	$1,895,744	100%

The Company notes that each of its operating segments contributes 10% or greater to the Company’s consolidated revenue, which exceeds the quantitative threshold of ASC 280-10-50-12a. As a result, both criteria of ASC 280-10-50-10 for reportable segments have been met for the Americas, EMEA and Asia-Pacific operating segments. The aggregation criteria pursuant to ASC 280-10-50-11 are not applicable since the Company’s reporting segments are its operating segments.

2.	We note that your chief operating decision-maker evaluates performance, makes operating decisions and allocates resources based on adjusted EBITDA. Please present the adjusted EBITDA for Americas, EMEA and Asia-Pacific reportable segments. We note your disclosures on page 56. Disclose and tell us why you are presenting your geographic region’s “Income from continuing operations” and “Income from continuing operations before income taxes.” In addition, expand your MD&A to discuss in more detail the period-to-period changes in your geographic region’s adjusted EBITDA and how you evaluated such changes in assessing its performance. We note your disclosures on pages 56 and 57.

RESPONSE TO COMMENT 2:

We acknowledge the Staff’s comments and will present adjusted EBITDA as the Company’s primary measure of profit or loss used by the CODM in the Company’s segment footnote in future filings. We will also supplementally provide a reconciliation of adjusted EBITDA to income from continuing operations in the Company’s segment footnote. We will also expand our MD&A discussions in future filings to elaborate on the period-to-period changes in each geographic region’s adjusted EBITDA performance and how we evaluated such changes in assessing its performance. In future filings, we

Securities and Exchange Commission

April 25, 2013

will remove “Income from continuing operations before income taxes” from our segments footnote since it will be replaced with adjusted EBITDA, the Company’s primary measure of profit or loss for each reportable segment (“Income from continuing operations” will remain as a reconciling item in our supplemental adjusted EBTIDA reconciliation).

In addition, we acknowledge that:

•	Equinix is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	Equinix may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments concerning the foregoing, please contact me at (650) 598-6256.

Very truly yours,

/s/ Keith Taylor
Keith Taylor
Chief Financial Officer

cc:	Stephen M. Smith
Brandi Galvin Morandi